Exhibit 99.1

Valens Semiconductor’s New USB3.2 Extension Solution Named as CES 2024

Innovation Awards Honoree

Company’s VS6320 chipset, the first-to-market high-performance single-chip solution for extension of USB3.2, recognized for outstanding design and engineering

HOD HASHARON, Israel, November 21, 2023 - Valens Semiconductor (NYSE: VLN), a premier provider of high-performance connectivity solutions for the audio-video and automotive markets, today announced that it has been named a CES® 2024 Innovation Awards Honoree in the Embedded Technologies category. This year’s CES Innovation Awards program received a record number of over 3000 submissions. The announcement was made ahead of CES 2024, happening January 9-12 in Las Vegas, NV. The Company’s latest innovations for in-vehicle connectivity advancing Advanced Driver Assistance Systems (ADAS), autonomous and vehicle safety, as well as the VS6320 chipset, will be showcased at LVCC West Hall #W317.

Valens Semiconductor’s VS6320 chipset, which addresses a critical need in the global videoconferencing, information technology (IT), industrial and medical markets, was recognized for its outstanding design and engineering of this new high-performance and efficient long-distance single-chip extension solution.

“We are excited to receive the prestigious CES Innovation Award for the fifth time, this time for our VS6320 chip, which was recognized for its breakthrough technology that solves the growing need for extension of USB peripherals in conference rooms of all sizes, in education, medical and industrial applications,” said Gabi Shriki, SVP, Head of Audio-Video at Valens Semiconductor.

“With the proliferation of USB peripherals supporting high-bandwidth applications like high-resolution cameras and recording devices, we identified the growing need for a professional grade USB3.2 extension solution. The amount of interest we are seeing prior to the launch of the VS6320 is phenomenal. We are already seeing companies investing in embedding the VS6320 into their products, and we expect revenues to begin ramping during the second half of 2024. Our customers, who choose to deploy this highly integrated chipset in their products, will benefit from a resilient, long-distance, reduced power consumption, smaller size, cost-effective solution,” concluded Shriki.

Valens Semiconductor’s VS6320 provides extension of high-performance USB3.2 Gen1 peripherals at up to 100 meters/328 feet over category cable. It supports both USB3 (Superspeed 5Gbps) and USB2 (480Mbps), all types of USB transfer protocols (BULK, ISO, INT, Control), as well as dedicated control signals (UART, GPIO) over category cables. The VS6320 is set to comply with the upcoming HDBaseT-USB3 standard.

The CES Innovation Awards program, owned and produced by the Consumer Technology Association (CTA)®, is an annual competition honoring outstanding design and engineering in 29 consumer technology product categories. Those with the highest rating receive the “Best of Innovation” distinction. An elite panel of industry expert judges, including members of the media, designers, engineers and more, reviewed submissions based on innovation, engineering and functionality, aesthetic and design.

Please join Valens Semiconductor at CES 2024 (LVCC, West Hall, #W317, January 9 –12, 2024) to learn more about our latest innovations for advancing in-vehicle connectivity advancing ADAS, autonomous and vehicle safety, as well as the VS6320 audio-video USB3 extension solution. Contact us here to schedule a meeting.

About Valens Semiconductor

Valens Semiconductor is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens’ chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for the leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results, currency exchange rates, and contract wins, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor’s (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor.

These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; the effects of health epidemics, such as the recent global COVID-19 pandemic; the impact of the global pandemic caused by COVID-19 on our customers’ budgets and on economic conditions generally, as well as the length, severity of and pace of recovery following the pandemic; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on March 1, 2023 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Valens Semiconductor Media Contact:

Yoni Dayan

Head of Communications

Valens Semiconductor Ltd.

Yoni.dayan@valens.com

Valens Semiconductor Investor Contacts:

Daphna Golden

Vice President Investor Relations

Valens Semiconductor Ltd.

investors@valens.com

Margaret Boyce

Financial Profiles, Inc.

US: +1 310-622-8247

Valens@finprofiles.com

SOURCE Valens Semiconductor

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